Exhibit 1

Marizyme, Inc. Board of Directors
c/o Corporate Secretary
555 Heritage Drive, Suite 205
Attn: James Sapirstein, Chairman of the Board of Directors

Dear Members of the Board of Directors,

Marine Bio SpA (“Marine Bio,” “we” or “us”) beneficially owns 6.42% of the outstanding shares of Marizyme, Inc. (“Marizyme” or the “Company”). Marine Bio originally acquired its shares in connection with the sale of certain valuable registered patents, patent applications, and other intellectual property by ACB Holding AB relating to the Krillase enzyme, an important product for the Company’s competitive strength and growth strategy. ACB Holding AB, which was founded by Max Rutman, President of Marine Bio, distributed the Marizyme shares to its shareholders, including Marine Bio.

We are writing you today to share our thoughts regarding the need for fundamental change at Marizyme. We believe the Company’s current value is not reflected in its stock price and there exists and distinct and significant value opportunity for the Company. We believe that for the Company to avoid a significant decline in shareholder value, Marizyme must better position itself for long-term sustainable value creation. These steps need to be taken now.

Doing so will not be easy and will require a board with a diversified level of insight into the evolving trends, technologies, markets and policies shaping the future of the industry. However, current management has continuously ignored shareholders by failing to call an annual shareholder meeting for three consecutive years. As a result, Marizyme’s shareholders have not been able to make any decisions regarding the makeup of the board of directors. Thus, the Company must hold a shareholder meeting as soon as possible.

In addition, Marizyme’s operational underperformance is unacceptable, and it is the board’s responsibility to hold the management team accountable for this poor execution. It is important for the Company to appoint a permanent, full-time and qualified CEO with relevant industry experience as soon as possible. The Company cannot continue to operate with an interim, part-time CEO, and the board should make sure it is preparing a plan for swift action at the CEO level in order to find a proper candidate. Unfortunately, shareholders have not had the opportunity to voice any concerns regarding the makeup of management.

As a large, long-term, highly engaged shareholder, who created the Company’s core assets, we are focused on working with the board to improve shareholder value at Marizyme. As a next step, we are moving ahead with our plans in order to effect a change in management and/or the board. We are certainly willing to have a discussion regarding circumstances under which immediate changes will be made that will avoid the need for a long and expensive proxy battle.

Sincerely,

Max Rutman
President
Marine Bio SpA